

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02029918

NO ACT
P.E 2-12-02
1-00143

March 10, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C25-C22
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2002

Re: General Motors Corporation

Dear Ms. Larin:

This is in regard to your letter dated February 12, 2002 concerning the shareholder proposal submitted by William Steiner for inclusion in General Motors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that General Motors therefore withdraws its January 28, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: William Steiner
c/o John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from William Steiner (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal (the "Steiner Proposal") would recommend that the Board of Directors adopt a bylaw requiring that all or a majority of stock options granted to senior executives be "performance-based," which is defined using three specified types of measurements.

General Motors intends to omit the Steiner Proposal under Rule 14a-8 on the grounds that the proposal conflicts with the company's own proposal under paragraph (i)(9). That paragraph provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to the shareholders at the same meeting." GM also believes that the Steiner Proposal may be omitted under paragraph (i)(3) of the Rule, since the supporting statement is false and misleading.

1. The Steiner Proposal conflicts with GM's proposal.

At the 2002 Annual Meeting, GM expects to submit a proposal (the "GM Proposal") to approve three new stock compensation plans, which would replace the three plans that were approved by stockholders and adopted in 1997 and are scheduled to terminate in June 2002. The stock incentive plan that will be part of the Corporation's proposal (the "Stock Plan") covers grants of stock options as well as restricted stock units and deals with, among other provisions, setting the relevant exercise price and vesting criteria. The Stock Plan does not specifically provide for indexed options (with an exercise price based on the S&P 500 Index), premium-priced options (with an exercise price above the market price on the date of grant), or performance-vesting options (which would vest based on the market price of company stock). On the contrary, the Stock Plan would permit General Motors to grant some or all stock options to senior executives that would not constitute "performance-based stock options" under the Steiner Proposal.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a stockholder proposal if there is some basis for concluding that an affirmative vote on both the stockholder proposal and the company's proposal would lead to an inconsistent, ambiguous, or inconclusive result. See, e.g., Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); U.S. Bancorp (February 27, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999). See also AT&T Corporation (December 30, 1996); SBC Communication, Inc. (February 2, 1996); US West, Inc. (February 8, 1994). The Stock Plan gives the Executive Compensation Committee of the Board or Directors (the "Committee") considerable flexibility in setting the exercise price (provided that the exercise price may not be less than the fair market value of the stock on the date of the option grant) and vesting criteria for stock options for all employees, including senior executives. If stockholders approved both the GM Proposal and the Steiner Proposal, it would not be clear to the Committee whether it was required, in making option grants to senior executives, to grant a majority of "performance-based stock options" as defined in the Steiner Proposal or was free to employ a variety of pricing and vesting methods as authorized by the Stock Plan.

The Steiner Proposal is excludable under paragraph (i)(9) even if it could be possible for the Committee to make grants under the Stock Plan that fit within the restrictions mandated by the Steiner Proposal. In Osteotech, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff took a no-action position, noting that the stockholder proposal and the company plan "submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly, while it might be possible for the Committee to comply with the Steiner Proposal within the framework of the Stock Plan, approval of both the Steiner Proposal and the GM Proposal would furnish inconsistent and ambiguous guidance regarding option grants to senior executives. Accordingly, the Steiner Proposal may be omitted under paragraph (i)(9).

2. The Steiner Proposal and supporting statement are false and misleading.

The supporting statement includes several statement that are materially false or misleading, in violation of Rule 14a-9. Most importantly, the last sentence in the first paragraph following the proposal states, "We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of *bankruptcy* as soon as possible" (emphasis added). General Motors is not in bankruptcy, has never been in bankruptcy, and has no intention of filing for bankruptcy. The statement is false and entirely unfair, and would gravely mislead stockholders.

The final sentence in the next paragraph is vague and misleading: "However it [the phrase "future stock option grants"? the entire proposal?] does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible." If the Steiner

Proposal was approved it is not clear how it should be implemented; it appears to mandate clear and precise requirements, but the supporting statement suggests that "the greatest flexibility" and "adopt[ing] the spirit . . . of the proposal" would be appropriate. It is not clear if something different from or in addition to the requirements set forth in the proposal is contemplated, and the proposal and supporting statement provide no guidance to stockholder or to the Board about how to determine what that might be.

The fourth paragraph after the proposal is also seriously misleading, both in the description of the effects of "performance-based options" and in failing to disclose that a substantial portion of compensation for senior General Motors executives already is what is generally considered performance based. The first sentence of the paragraph states, "Performance-based options tie compensation more closely to company performance, not stock market swings." That may be true for many methods of relating exercise prices or vesting criteria or both to measures of company performance other than the stock price. The Steiner Proposal, however, defines "performance-based options" as limited to three measurements, all based on stock price with no other measure of company performance; such options would be tied more closely to changes in stock prices than any other sign of company performance.

In contrast, GM executives, including senior executives, are eligible for awards under the Annual Incentive Plan; as described on pages 11 and 12 of GM's 2001 Proxy Statement (Exhibit B), the payout of these awards is based on "past and projected performance levels, as well as external marketplace conditions such as the economic outlook, competitive performance levels, projected automotive industry volumes, projected market share, and quality improvements." In addition, senior GM executives are eligible to participate in the GM Performance Achievement Plan which, as described on page 12 of the 2001 Proxy Statement, provides stock-based awards based on GM's ranking within the S&P 500 Index with regard to Total Shareholder Return (market price appreciation plus dividends). (GM anticipates that both these plans, which will end in June 2002, will be replaced with similar plans under the GM Proposal.) So, General Motors senior executives' compensation, as described in the prior year's Proxy Statement, already includes incentive awards linked to several measures of company performance other than stock price and stock-based awards similar to the "indexed options" referred to in the Steiner Proposal. Omitting any mention of such compensation significantly misrepresents GM's compensation policy and practices. Similarly, the final sentence in this paragraph, stating that indexed options might discourage repricing, is seriously misleading in light of GM's statement on page 11 of the 2001 Proxy Statement: "Our [stock option] Plan does not allow the re-pricing of options." This entire paragraph is fatally misleading.

The last full paragraph of the supporting statement is equally unacceptable as false and misleading. The overall point—that adopting the Steiner Proposal mandating "performance-based options" would "encourage excellence in product as well as finance and tax issues"—is dubious and misleading given the peculiarly limited meaning the Steiner Proposal gives to "performance-based options". Such options are based exclusively on changes in the market price of GM stock, and the proponent offers no reason why stock prices would be more responsive to product improvement rather than finance and tax issues. Moreover, the first sentence in the paragraph—"The finance and tax staffs may be GM's biggest moneymakers"—is demonstrably false. In 2000, General Motors had total net sales and revenues of $161 billion, and net income from automotive, communications services and other operations of $2.8 billion. No significant portion of those revenues was generated by the finance or tax staff, whose role is typically restricted to limiting expenses. The following sentences of the paragraph gravely oversimplify and distort GM's role, if any, in pending tax legislation and the possible effect of that legislation; it is misleading, however, to suggest that tax legislation—much less a reference to September 11—has any relevance to the Steiner Proposal. Finally, the final sentence—"Meanwhile, in dead last, is the Buick Regal LS – behind Hyundai's XG 350"—is simply incomprehensible. It is not clear what the statement is referring to or why a comparison between models produced by Buick (a General Motors brand) and Hyundai has any relevance to the Steiner Proposal.

The Staff has stated that it may permit the proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In the case of the Steiner Proposal, virtually every paragraph of the supporting statement would have to be substantially rewritten to eliminate false or misleading statements, and it would be preferable to omit the proposal, or at least its supporting statement, in its entirety.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders. GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the Steiner Proposal or its supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: William Steiner
John Chevedden

6 – Stock Options to be Performance-Based

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

Mr. William Steiner, 4 Radcliff Drive, Great Neck, NY 11024 submits this proposal.

General Motors shareholders urge our Board of Directors to adopt a bylaw that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the S&P 500 Index shown in the chart on page 22 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of bankruptcy as soon as possible.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests
Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

To encourage excellence in product as well as finance and tax issues
The finance and tax staffs may be GM's biggest moneymakers. General Motors is attempting to reclaim all Alternative Minimum Tax paid since 1986 through post 9-11 legislation. This could mean hundreds of millions in rebates to General Motors. Meanwhile, in dead last, is the Buick Regal LS – behind Hyundai's XG 350.

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 6

70

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number ordered by the time ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

Base Salary — Under the Corporation's compensation program, base salaries for GM executives are targeted to be at the upper end of the third quartile of the salaries paid for similar positions at our comparator group of companies. The base salaries of individual executives can and do vary from this salary benchmark based on such factors as individual performance, potential for future advancement, responsibilities, and length of time in their current position.

We believe that continuity in the Corporation's senior leadership group serves the Corporation best. To encourage continuity, each Named Executive Officer has agreed that if he leaves the Corporation he will not work for a competitor for the next two years. This is the Corporation's only contractual arrangement with these executive officers.

Annual Incentives — All executives are eligible to be considered for annual incentive awards. Payment, if any, however, is based on GM's overall performance against the objectives we established in advance, as well as individual performance. We may choose to make adjustments to awards to reflect the impact of unplanned events.

When we establish the target award and performance objectives, we also set a minimum performance level that must be achieved before any awards can be paid. If this minimum level is not met, there will be no annual incentive payout. The maximum award was approved by stockholders as part of the 1997 Annual Incentive Plan. When we establish this payout range, we assess the degree of performance necessary to achieve the objective by reviewing both past and projected performance levels, as well as external marketplace conditions such as the economic outlook, competitive performance levels, projected automotive industry volumes, projected market share, and quality improvements. We do not assign a specified weight to these factors, but rather we use our judgment to establish a targeted performance level and related payout range that we believe are in your best interests. The size of final awards depends on the actual level of performance achieved in comparison with the pre-established objectives.

As was the case in recent years, management recommended that the Committee continue to raise the bar and establish very aggressive performance targets for 2000. We agreed and tied the payment of annual incentive awards to meeting specific levels of net income, Return On Net Assets ("RONA"), market share, and quality that are based upon the Corporation's business plans. Following a review with management, we used our discretion and set the specific levels that served as profitability, market share, and quality targets. At the end of 2000, we reviewed the Corporation's overall operating performance. Financial results for net income and RONA were below target levels. In addition, for certain geographic regions/operating units, we reviewed performance against pre-established targets for quality and market share within those regions/units. Several regions were below target expectations. Thus, the final annual incentive awards that were determined and paid in cash in early 2001 were above threshold but below the target level established for 2000.

Stock Options — All executives are eligible to be considered for stock option grants. Executives may receive stock options under the provisions of the 1997 Stock Incentive Plan. Options are granted to emphasize the importance of improving stock price performance over the long-term and to encourage executives to own GM stock. These options are granted at 100% of the average price of the stock on the date of grant. In this way executives can be rewarded only if the stock price increases, which will benefit both you and the executive. Our Plan does not allow the re-pricing of options.

When we grant options, we follow competitive long-term incentive compensation practices. The size of these grants and other long-term awards discussed below is intended to place executives at the upper end of the third quartile of long-term incentives granted to similar executive positions at comparator companies. When we determine the size of new grants to each Named Executive Officer, we consider the number of option shares each executive has previously been granted. In addition to his responsibilities at GM, Mr. Pearce also has oversight responsibility for Hughes Electronics

Corporation and, therefore, we determined that his grant would be denominated partially in Common Stock and partially in Class H Common Stock.

Other Long-Term Incentives — Stock Performance Program awards under the GM Performance Achievement Plan are normally only granted to the Corporation's senior executives. Similar to annual incentive awards, these awards are typically made annually; however, the payout, if any, depends upon the performance of GM related to other companies in the S&P 500 Index [ranking of GM Common Stock within the S&P 500] over a three-year period. In recent years, payout of these awards depended on achieving pre-established RONA targets. Although the Corporation continues to place strong emphasis on meeting its RONA targets, it has revised its focus for long-term incentive awards effective with the 1999 grant to measure returns to stockholders of the Corporation's $1⅔ Common Stock. Under this new methodology, using Total Shareholder Return (TSR), executives were granted target awards in the form of shares of the Corporation's common stocks for the 2000-2002 performance period. The final number of shares to be delivered at the end of the three-year performance period, if any, will depend on where GM ranks (based on market price appreciation plus the compounding effect of reinvested dividends) in relation to other companies in the S&P 500 Index. If the Corporation's ranking in the S&P 500 over the three-year period falls below the 25th percentile, no payment will be made. If the Corporation ranks within the top 10% of the companies in the S&P 500, the maximum payout level would be achieved. Between threshold and maximum, payout percentages will be related to the ranking position. By establishing awards in this fashion, executives will be highly motivated to increase stock price performance, which would be to their benefit as well as yours.

In 2000, in order to motivate the executive workforce to intensify its focus on improving the Corporation's profit margin (net income as a percent of net sales), we made a special Net Margin grant to the entire executive team worldwide. Payment of this grant, which is not subject to individual performance adjustments, depends on increasing the Corporation's four-quarter rolling average Corporate Net Margin to at least 5% prior to the end of 2003. If this goal is achieved, these awards will be paid in stock following the end of the quarter in which the 5% Net Margin is achieved. If the 5% level is not achieved prior to December 31, 2003, no awards will be paid.

Awards to Chief Executive Officers

On January 1, 2000, Mr. John F. Smith, Jr. was Chairman and CEO. Effective June 1, 2000, he stepped down from his position as CEO, but remains Chairman of the Board and an executive officer. Effective June 1, 2000, GM President G. Richard Wagoner, Jr. assumed the additional responsibility of CEO. Prior to year-end, we met to determine the 2000 compensation levels for Messrs. Smith and Wagoner.

During this review we observed that the Corporation exceeded the aggressive RONA targets we established in 1998 for the three-year (1998-2000) long-term incentive awards; however, reflecting an extremely competitive global market and fourth-quarter slowdown, we noted that the Corporation did not achieve the financial, market share, and quality targets we established for annual incentive awards in early 2000. In evaluating this performance we recognized both individuals' highly effective leadership and commitment to flexibility, creativity, and innovation while embracing the Corporation's cultural priorities to act as one company, embrace stretch targets, move with a sense of urgency, and enhance product and customer focus. We specifically noted that 2000 global revenues were at an all-time record and earnings were the second highest in the Corporation's history.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

January 31, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Shareholder Proposal
Mr. William Steiner

Ladies and Gentlemen:

At the direction of Mr. William Steiner this is to withdraw Mr. Steiner's proposal to General Motors. The company recognizes Mr. Steiner's proxy to the undersigned.

Thus the proponent's withdrawal of the proposal may have made this matter moot.

Sincerely,



John Chevedden

cc:
William Steiner
GM



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

February 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Keir Gumbs

Ladies and Gentlemen:

In a letter to the SEC dated January 31, 2002, John Chevedden on behalf of William Steiner withdrew Mr. Steiner's stockholder proposal for the next stockholder meeting of General Motors Corporation. In reliance on that letter, General Motors withdraws its request for a no-action letter, dated January 28, with regard to Mr. Steiner's proposal.

General Motors did not receive a copy of Mr. Chevedden's letter. Thank you for your courtesy in advising us of the withdrawal and providing us with a copy of the letter.

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

c: William Steiner
John Chevedden

MC 482-C25-C22 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Marked copies of w/drawn requests & co's request letter



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

February 12, 2002

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 28 PM 4:35

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Keir Gumbs

Ladies and Gentlemen:

In a letter to the SEC dated January 31, 2002, John Chevedden on behalf of William Steiner withdrew Mr. Steiner's stockholder proposal for the next stockholder meeting of General Motors Corporation. In reliance on that letter, General Motors withdraws its request for a no-action letter, dated January 28, with regard to Mr. Steiner's proposal.

General Motors did not receive a copy of Mr. Chevedden's letter. Thank you for your courtesy in advising us of the withdrawal and providing us with a copy of the letter.

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

c: William Steiner
John Chevedden

MC 482-C25-C22 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

January 31, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Shareholder Proposal
Mr. William Steiner

Ladies and Gentlemen:

At the direction of Mr. William Steiner this is to withdraw Mr. Steiner's proposal to General Motors. The company recognizes Mr. Steiner's proxy to the undersigned.

Thus the proponent's withdrawal of the proposal may have made this matter moot.

Sincerely,



John Chevedden

cc:
William Steiner
GM



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from William Steiner (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal (the "Steiner Proposal") would recommend that the Board of Directors adopt a bylaw requiring that all or a majority of stock options granted to senior executives be "performance-based," which is defined using three specified types of measurements.

General Motors intends to omit the Steiner Proposal under Rule 14a-8 on the grounds that the proposal conflicts with the company's own proposal under paragraph (i)(9). That paragraph provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to the shareholders at the same meeting." GM also believes that the Steiner Proposal may be omitted under paragraph (i)(3) of the Rule, since the supporting statement is false and misleading.

1. The Steiner Proposal conflicts with GM's proposal.

At the 2002 Annual Meeting, GM expects to submit a proposal (the "GM Proposal") to approve three new stock compensation plans, which would replace the three plans that were approved by stockholders and adopted in 1997 and are scheduled to terminate in June 2002. The stock incentive plan that will be part of the Corporation's proposal (the "Stock Plan") covers grants of stock options as well as restricted stock units and deals with, among other provisions, setting the relevant exercise price and vesting criteria. The Stock Plan does not specifically provide for indexed options (with an exercise price based on the S&P 500 Index), premium-priced options (with an exercise price above the market price on the date of grant), or performance-vesting options (which would vest based on the market price of company stock). On the contrary, the Stock Plan would permit General Motors to grant some or all stock options to senior executives that would not constitute "performance-based stock options" under the Steiner Proposal.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a stockholder proposal if there is some basis for concluding that an affirmative vote on both the stockholder proposal and the company's proposal would lead to an inconsistent, ambiguous, or inconclusive result. See, e.g., Osteotech, Inc. (April 24, 2000); Phillips-Van Heusen Corporation (April 21, 2000); U.S. Bancorp (February 27, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999). See also AT&T Corporation (December 30, 1996); SBC Communication, Inc. (February 2, 1996); US West, Inc. (February 8, 1994). The Stock Plan gives the Executive Compensation Committee of the Board or Directors (the "Committee") considerable flexibility in setting the exercise price (provided that the exercise price may not be less than the fair market value of the stock on the date of the option grant) and vesting criteria for stock options for all employees, including senior executives. If stockholders approved both the GM Proposal and the Steiner Proposal, it would not be clear to the Committee whether it was required, in making option grants to senior executives, to grant a majority of "performance-based stock options" as defined in the Steiner Proposal or was free to employ a variety of pricing and vesting methods as authorized by the Stock Plan.

The Steiner Proposal is excludable under paragraph (i)(9) even if it could be possible for the Committee to make grants under the Stock Plan that fit within the restrictions mandated by the Steiner Proposal. In Osteotech, the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff took a no-action position, noting that the stockholder proposal and the company plan "submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly, while it might be possible for the Committee to comply with the Steiner Proposal within the framework of the Stock Plan, approval of both the Steiner Proposal and the GM Proposal would furnish inconsistent and ambiguous guidance regarding option grants to senior executives. Accordingly, the Steiner Proposal may be omitted under paragraph (i)(9).

2. The Steiner Proposal and supporting statement are false and misleading.

The supporting statement includes several statement that are materially false or misleading, in violation of Rule 14a-9. Most importantly, the last sentence in the first paragraph following the proposal states, "We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of ***bankruptcy*** as soon as possible" (emphasis added). General Motors is not in bankruptcy, has never been in bankruptcy, and has no intention of filing for bankruptcy. The statement is false and entirely unfair, and would gravely mislead stockholders.

The final sentence in the next paragraph is vague and misleading: "However it [the phrase "future stock option grants"? the entire proposal?] does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible." If the Steiner

Proposal was approved it is not clear how it should be implemented; it appears to mandate clear and precise requirements, but the supporting statement suggests that "the greatest flexibility" and "adopt[ing] the spirit . . . of the proposal" would be appropriate. It is not clear if something different from or in addition to the requirements set forth in the proposal is contemplated, and the proposal and supporting statement provide no guidance to stockholder or to the Board about how to determine what that might be.

The fourth paragraph after the proposal is also seriously misleading, both in the description of the effects of "performance-based options" and in failing to disclose that a substantial portion of compensation for senior General Motors executives already is what is generally considered performance based. The first sentence of the paragraph states, "Performance-based options tie compensation more closely to company performance, not stock market swings." That may be true for many methods of relating exercise prices or vesting criteria or both to measures of company performance other than the stock price. The Steiner Proposal, however, defines "performance-based options" as limited to three measurements, all based on stock price with no other measure of company performance; such options would be tied more closely to changes in stock prices than any other sign of company performance.

In contrast, GM executives, including senior executives, are eligible for awards under the Annual Incentive Plan; as described on pages 11 and 12 of GM's 2001 Proxy Statement (Exhibit B), the payout of these awards is based on "past and projected performance levels, as well as external marketplace conditions such as the economic outlook, competitive performance levels, projected automotive industry volumes, projected market share, and quality improvements." In addition, senior GM executives are eligible to participate in the GM Performance Achievement Plan which, as described on page 12 of the 2001 Proxy Statement, provides stock-based awards based on GM's ranking within the S&P 500 Index with regard to Total Shareholder Return (market price appreciation plus dividends). (GM anticipates that both these plans, which will end in June 2002, will be replaced with similar plans under the GM Proposal.) So, General Motors senior executives' compensation, as described in the prior year's Proxy Statement, already includes incentive awards linked to several measures of company performance other than stock price and stock-based awards similar to the "indexed options" referred to in the Steiner Proposal. Omitting any mention of such compensation significantly misrepresents GM's compensation policy and practices. Similarly, the final sentence in this paragraph, stating that indexed options might discourage repricing, is seriously misleading in light of GM's statement on page 11 of the 2001 Proxy Statement: "Our [stock option] Plan does not allow the re-pricing of options." This entire paragraph is fatally misleading.

The last full paragraph of the supporting statement is equally unacceptable as false and misleading. The overall point—that adopting the Steiner Proposal mandating "performance-based options" would "encourage excellence in product as well as finance and tax issues"—is dubious and misleading given the peculiarly limited meaning the Steiner Proposal gives to "performance-based options". Such options are based exclusively on changes in the market price of GM stock, and the proponent offers no reason why stock prices would be more responsive to product improvement rather than finance and tax issues. Moreover, the first sentence in the paragraph—"The finance and tax staffs may be GM's biggest moneymakers"—is demonstrably false. In 2000, General Motors had total net sales and revenues of $161 billion, and net income from automotive, communications services and other operations of $2.8 billion. No significant portion of those revenues was generated by the finance or tax staff, whose role is typically restricted to limiting expenses. The following sentences of the paragraph gravely oversimplify and distort GM's role, if any, in pending tax legislation and the possible effect of that legislation; it is misleading, however, to suggest that tax legislation—much less a reference to September 11—has any relevance to the Steiner Proposal. Finally, the final sentence—"Meanwhile, in dead last, is the Buick Regal LS – behind Hyundai's XG 350"—is simply incomprehensible. It is not clear what the statement is referring to or why a comparison between models produced by Buick (a General Motors brand) and Hyundai has any relevance to the Steiner Proposal.

The Staff has stated that it may permit the proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (CF), E.5 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." In the case of the Steiner Proposal, virtually every paragraph of the supporting statement would have to be substantially rewritten to eliminate false or misleading statements, and it would be preferable to omit the proposal, or at least its supporting statement, in its entirety.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders. GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the Steiner Proposal or its supporting statement, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: William Steiner
John Chevedden

6 – Stock Options to be Performance-Based

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

Mr. William Steiner, 4 Radcliff Drive, Great Neck, NY 11024 submits this proposal.

General Motors shareholders urge our Board of Directors to adopt a bylaw that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the S&P 500 Index shown in the chart on page 22 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of bankruptcy as soon as possible.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests
Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

To encourage excellence in product as well as finance and tax issues
The finance and tax staffs may be GM's biggest moneymakers. General Motors is attempting to reclaim all Alternative Minimum Tax paid since 1986 through post 9-11 legislation. This could mean hundreds of millions in rebates to General Motors. Meanwhile, in dead last, is the Buick Regal LS – behind Hyundai's XG 350.

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 6

70

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number ordered by the time ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

Base Salary — Under the Corporation's compensation program, base salaries for GM executives are targeted to be at the upper end of the third quartile of the salaries paid for similar positions at our comparator group of companies. The base salaries of individual executives can and do vary from this salary benchmark based on such factors as individual performance, potential for future advancement, responsibilities, and length of time in their current position.

We believe that continuity in the Corporation's senior leadership group serves the Corporation best. To encourage continuity, each Named Executive Officer has agreed that if he leaves the Corporation he will not work for a competitor for the next two years. This is the Corporation's only contractual arrangement with these executive officers.

Annual Incentives — All executives are eligible to be considered for annual incentive awards. Payment, if any, however, is based on GM's overall performance against the objectives we established in advance, as well as individual performance. We may choose to make adjustments to awards to reflect the impact of unplanned events.

When we establish the target award and performance objectives, we also set a minimum performance level that must be achieved before any awards can be paid. If this minimum level is not met, there will be no annual incentive payout. The maximum award was approved by stockholders as part of the 1997 Annual Incentive Plan. When we establish this payout range, we assess the degree of performance necessary to achieve the objective by reviewing both past and projected performance levels, as well as external marketplace conditions such as the economic outlook, competitive performance levels, projected automotive industry volumes, projected market share, and quality improvements. We do not assign a specified weight to these factors, but rather we use our judgment to establish a targeted performance level and related payout range that we believe are in your best interests. The size of final awards depends on the actual level of performance achieved in comparison with the pre-established objectives.

As was the case in recent years, management recommended that the Committee continue to raise the bar and establish very aggressive performance targets for 2000. We agreed and tied the payment of annual incentive awards to meeting specific levels of net income, Return On Net Assets ("RONA"), market share, and quality that are based upon the Corporation's business plans. Following a review with management, we used our discretion and set the specific levels that served as profitability, market share, and quality targets. At the end of 2000, we reviewed the Corporation's overall operating performance. Financial results for net income and RONA were below target levels. In addition, for certain geographic regions/operating units, we reviewed performance against pre-established targets for quality and market share within those regions/units. Several regions were below target expectations. Thus, the final annual incentive awards that were determined and paid in cash in early 2001 were above threshold but below the target level established for 2000.

Stock Options — All executives are eligible to be considered for stock option grants. Executives may receive stock options under the provisions of the 1997 Stock Incentive Plan. Options are granted to emphasize the importance of improving stock price performance over the long-term and to encourage executives to own GM stock. These options are granted at 100% of the average price of the stock on the date of grant. In this way executives can be rewarded only if the stock price increases, which will benefit both you and the executive. Our Plan does not allow the re-pricing of options.

When we grant options, we follow competitive long-term incentive compensation practices. The size of these grants and other long-term awards discussed below is intended to place executives at the upper end of the third quartile of long-term incentives granted to similar executive positions at comparator companies. When we determine the size of new grants to each Named Executive Officer, we consider the number of option shares each executive has previously been granted. In addition to his responsibilities at GM, Mr. Pearce also has oversight responsibility for Hughes Electronics

Corporation and, therefore, we determined that his grant would be denominated partially in Common Stock and partially in Class H Common Stock.

Other Long-Term Incentives — Stock Performance Program awards under the GM Performance Achievement Plan are normally only granted to the Corporation's senior executives. Similar to annual incentive awards, these awards are typically made annually; however, the payout, if any, depends upon the performance of GM related to other companies in the S&P 500 Index [ranking of GM Common Stock within the S&P 500] over a three-year period. In recent years, payout of these awards depended on achieving pre-established RONA targets. Although the Corporation continues to place strong emphasis on meeting its RONA targets, it has revised its focus for long-term incentive awards effective with the 1999 grant to measure returns to stockholders of the Corporation's $1⅔ Common Stock. Under this new methodology, using Total Shareholder Return (TSR), executives were granted target awards in the form of shares of the Corporation's common stocks for the 2000-2002 performance period. The final number of shares to be delivered at the end of the three-year performance period, if any, will depend on where GM ranks (based on market price appreciation plus the compounding effect of reinvested dividends) in relation to other companies in the S&P 500 Index. If the Corporation's ranking in the S&P 500 over the three-year period falls below the 25th percentile, no payment will be made. If the Corporation ranks within the top 10% of the companies in the S&P 500, the maximum payout level would be achieved. Between threshold and maximum, payout percentages will be related to the ranking position. By establishing awards in this fashion, executives will be highly motivated to increase stock price performance, which would be to their benefit as well as yours.

In 2000, in order to motivate the executive workforce to intensify its focus on improving the Corporation's profit margin (net income as a percent of net sales), we made a special Net Margin grant to the entire executive team worldwide. Payment of this grant, which is not subject to individual performance adjustments, depends on increasing the Corporation's four-quarter rolling average Corporate Net Margin to at least 5% prior to the end of 2003. If this goal is achieved, these awards will be paid in stock following the end of the quarter in which the 5% Net Margin is achieved. If the 5% level is not achieved prior to December 31, 2003, no awards will be paid.

Awards to Chief Executive Officers

On January 1, 2000, Mr. John F. Smith, Jr. was Chairman and CEO. Effective June 1, 2000, he stepped down from his position as CEO, but remains Chairman of the Board and an executive officer. Effective June 1, 2000, GM President G. Richard Wagoner, Jr. assumed the additional responsibility of CEO. Prior to year-end, we met to determine the 2000 compensation levels for Messrs. Smith and Wagoner.

During this review we observed that the Corporation exceeded the aggressive RONA targets we established in 1998 for the three-year (1998-2000) long-term incentive awards; however, reflecting an extremely competitive global market and fourth-quarter slowdown, we noted that the Corporation did not achieve the financial, market share, and quality targets we established for annual incentive awards in early 2000. In evaluating this performance we recognized both individuals' highly effective leadership and commitment to flexibility, creativity, and innovation while embracing the Corporation's cultural priorities to act as one company, embrace stretch targets, move with a sense of urgency, and enhance product and customer focus. We specifically noted that 2000 global revenues were at an all-time record and earnings were the second highest in the Corporation's history.